Exhibit 99.1

PRESS RELASE

INTESA SANPAOLO: CLARIFICATION RELATING TO DISTRIBUTION OF DIVIDENDS AND RESERVES

Torino, Milano, 8th May 2007 — Following requests from analysts and investors it is hereby clarified that on 3rd May 2007, the Ordinary Shareholders’ meeting of Intesa Sanpaolo resolved upon the assignment of an overall amount equal to 0.391 euro to each saving share and 0.380 euro to each ordinary share which must be considered as a single amount from both the economic and fiscal viewpoint, even if in its communications the Company divided it into two components which refer, in turn, to a legal/accounting and management/strategic viewpoint.

From a legal/accounting viewpoint, the Meeting — by resolving upon a total pay-out equal to more than 4.8 billion euro - approved:

–            the distribution of a dividend of 0.141 euro to each saving share and 0.130 euro to each ordinary share — for total dividends of approximately 1.7 billion euro — related to Banca Intesa’s net income for 2006, equal to approximately 2.2 billion euro;

–            in addition, following the allocation of the 2006 net income of Sanpaolo IMI to capital reserves as a result of the registration of the merger in the books on 1st January 2007 and considering the equity of the Company, also a partial distribution of Share premium reserve, assigning 0,250 euro to both saving and ordinary shares, for a total amount of approximately 3.2 billion euro.

The overall amount attributed to each share must be considered as a single amount, from both an economic viewpont, as the distribution relates not only to the 2006 net income of Banca Intesa but also to the 2006 net income of Sanpaolo IMI, and a fiscal viewpoint, as the distribution of Share premium reserve in this particular case is subject to the same taxation as the distribution of net income.

From a management/strategic viewpoint, the Meeting approved the distribution of dividends and reserves proposed on 14th April last by the Management Board and the Supervisory Board within the framework of the 2007-2009 Business Plan which was approved by both Boards on the same date. This proposal included the distribution (from net income and reserves) of a “total dividend” of 0.380 euro for ordinary shares and 0.391 to saving shares, with a total pay-out equal to more than 4.8 billion euro, made up of:

–            an “ordinary dividend” equal to 0.22 euro for Intesa Sanpaolo ordinary shares and 0.231 euro for saving shares (“ordinary dividend” is intended, as specified in the press release issued on 14th April last, as the distribution — from net income and reserves — of the same amount as that of the dividend distributed by Banca Intesa S.p.A. in 2006, equal to 0.231 euro for saving shares and 0.22 euro for ordinary shares), with a consequent “ordinary” pay-out of more than 2.8 billion euro;

–            an “extraordinary dividend” equal to 0.16 euro for ordinary and saving shares (“extraordinary dividend” is intended as the distribution above the “ordinary dividend”), with a consequent “extraordinary” pay-out equal to about 2 billion euro.

The overall payment of 0.391 euro to each saving share and 0.380 euro to each ordinary share will take place starting 24th May 2007 (with coupon presentation on 21st May).

Investor Relations (Andrea Tamagnini)	Media Relations (Costanza Esclapon)
+39.02.87943180	+39.02.87963531
investor.relations@intesasanpaolo.com	stampa@intesasanpaolo.com

www.intesasanpaolo.com